Exhibit 99.2

FOR IMMEDIATE RELEASE

GoldMining Announces Appointment of Alastair Still as Executive VP, Chief Development Officer

Vancouver, British Columbia – September 21, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce the appointment of Alastair Still as Executive Vice President, Chief Development Officer of GoldMining and as Director of Technical Services of its subsidiary, Gold Royalty Corp. (“Gold Royalty”) effective October 1, 2020.

Garnet Dawson, CEO of GoldMining, commented: "With over 25 years industry experience including leadership roles with major gold miners, most recently as Director, Corporate Development with Newmont, Alastair will have an immediate impact at GoldMining, and we are excited to welcome him to the team. Alastair’s diverse background with Agnico Eagle, Kinross Gold, Placer Dome, Goldcorp and Newmont in mine operations, project development and corporate development is the perfect mix of skills and experience as we seek to execute our two-pronged strategy of expanding our property portfolio of resource stage gold projects through accretive transactions and enhancing value and de-risking the portfolio through potential development, exploration, and value-driven divestures and joint ventures.”

Alastair Still commented: “During the most recent bear market, the gold industry was forced into under-investment and it was during this tough period that GoldMining had the foresight to execute many of its acquisitions. As a result of its strategy, it has assembled an impressive portfolio of resource-stage gold and gold-copper projects in the Americas. With improving gold markets, I believe GoldMining is ideally positioned to now pursue organic growth opportunities and further accretive acquisitions. I am excited to be joining Garnet, Amir and the GoldMining team and to work with them to further enhance shareholder value."

Mr. Still is an experienced mining industry professional with over 25 years of expertise including working for major gold miners such as Agnico Eagle, Kinross Gold, Placer Dome, Goldcorp and Newmont. He has worked within Canada and internationally in a variety of leadership roles including mine operations, project development and corporate development and strategy. Mr. Still has more than ten years of corporate development and M&A experience having most recently served as Director, Corporate Development with Newmont Corporation (formerly Goldcorp).

Mr. Still spent three and a half years on an international assignment for Goldcorp as Project Director overseeing project development until first production of the multi-million ounce Cerro Negro gold-silver deposit in Argentina. He worked for a number of years in Timmins, Ontario as Chief Geologist for Kinross Gold, then Placer Dome, and progressed to become Technical Services Manager for the Porcupine Operations of Goldcorp Inc. In the early stages of his career, Mr. Still worked as a Project Geologist at the Goldex mine in Val d’Or, Quebec (Agnico Eagle) and at the Macassa mine in Kirkland Lake, Ontario becoming the Senior Geologist for Kinross Gold.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Mr. Still graduated with a Bachelor of Science (First Class, Honours) from the University of New Brunswick and a Master of Science (structural geology) from Queen’s University.

About Gold Royalty Corp.

Gold Royalty Corp., a private wholly-owned subsidiary of GoldMining, is a gold-focused royalty company. Gold Royalty's royalty portfolio is expected to initially comprise of 0.5% to 2.0% net smelter return ("NSR") royalties on the Company's interest in 14 existing projects with the opportunity to expand the royalty portfolio through the Company's buy-back rights on existing NSR royalties ranging from 0.5% to 2% held by third-parties on up to 5 of the 14 projects.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and Gold Royalty's, business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and Gold Royalty, operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis for the three months ended February 29, 2020 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3